Exhibit (a)(5)(C)
Excerpt from Press Release Issued
by Parent on August 2, 2006
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Acquisition of Woodhead Industries
On June 30, 2006 the Company jointly announced with Woodhead Industries, Inc. (Nasdaq:WDHD) that the two companies had signed a definitive merger agreement pursuant to which Molex would acquire all of the outstanding common stock of Woodhead in an all-cash transaction valued at approximately $256 million. Woodhead develops, manufactures and markets network and electrical infrastructure products engineered for performance in harsh, demanding, and hazardous industrial environments. On July 10, 2006, both the Company and Woodhead filed documentation pertaining to this transaction with the Securities and Exchange Commission. The offer and withdrawal rights will expire at 12:00 midnight New York City time, on Friday, August 4, 2006, unless the offer is extended. Completion of the tender offer is subject to certain conditions, including the tender by Woodhead stockholders of a majority of Woodhead’s common shares on a fully diluted basis, receipt of regulatory approvals, and other customary conditions. Upon completion of a second step merger, Woodhead would be a wholly owned subsidiary of Molex. For further information, please refer to the documents filed with the SEC.
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